Whooshh Innovations Inc.



ANNUAL REPORT

2001 West Garfield Street, Bldg 156

Seattle, WA 98119

(206) 953-3075

https://www.whooshh.com/

This Annual Report is dated May 1, 2023.

BUSINESS

Whooshh Innovations, Inc. ("Whooshh" or the "Company") is using its proprietary technologies to help save the fish, feed the planet, and grow clean energy by enabling fish to migrate over any dam or barrier through its novel fish passage and fish monitoring systems.

Whooshh first tested its proprietary transport technology on live fish in 2011, and the core technology has undergone numerous advances and independent and peer-reviewed studies. Since 2013, Whooshh has focused all its energy and resources on developing game-changing fish passage applications that are economical for its users and for the shared water resources as well as providing commercialized products for more economical fish handling.

Today, our solutions are available for selective fish passage over dams, invasive species management and removal, commercial aquaculture where fish welfare is paramount and in processing plants where hygiene is critical and water is expensive.

Whooshh systems have been used successfully with many fish species all over the world. The core technology has other applications with meat, fruit, and some vegetables, but today, the company is focused on the enormous markets for fish passage and fish transport.

Whooshh Innovations, Inc. was organized as Corporation in the State of Delaware on April 27, 2018, and has one subsidiary, Fish Transport Systems LLC. The company previously operated as a limited liability company formed in the State of Washington, and operating under two different names Whooshh Innovations LLC from 2013 – 2018; and Picker Technologies LLC from 2007 – 2013.

Background

At our heart, we are a highly innovative multi-discipline technology company that has developed and patented technologies that provide products and services for fish passage and fish handling. What is fish passage?

Fish passage refers to a technology or structure(s) that enables fish to navigate past a dam or barrier without additional human intervention. It includes, but is not limited to fish ladders, fish lifts and denils. Supporting native fish populations is more critical now than ever. Native fish are an integral part of their habitat and eco-systems, playing an important role in nutrient cycles, and a crucial part of the food chain.

There is an urgent need for safe, timely and effective fish passage without also enabling invasive fish species (which prey on native fry, compete for resources, and alter their habitat.) That is where Whooshh comes in. The Whooshh Passage Portal is a fish passage product developed by Whooshh that offers automated selective fish passage for the first time. Increasingly the laws and regulations are demanding fish passage of dam owners and operators to obtain and renew their licenses. Millions of fish, including the likes of salmon, eel, lamprey, sturgeon, and steelhead (among many others), migrate thousands of miles to reach fresh-water spawning grounds and habitat each year. Now, faced with growing challenges such as climate change, warming waters, habitat loss, and invasive species, this crucial migration is becoming increasingly difficult.

We believe that supporting carbon-reducing, renewable energy is an important part of the fight against climate change, and an essential component of caring for our earth and the recovery of threatened fish species. We acknowledge that hydropower is the largest producer of renewable energy in the world, and so we committed ourselves to finding a better way for hydropower and native fish populations to grow, where antiquated fish passage solutions are inadequate or don't exist at all due to economic or artificial constraints.

What is fish handling?

Fish handling refers to activities where fish are trapped, held, or handled often in the process of transferring the fish from one place to another. The fish are unable to proceed without human intervention.

Fish handling in the aquaculture industry often begins with collecting broodstock and holding them in controlled facilities, where the broodstock is nurtured until they are ready to be spawned.

RAS is a form of land-based aquaculture where most water is reused and recirculated to raise fish in an environment in which the waste, nutrients, and filtering systems can be controlled, as opposed to open-water fish farms. This allows for the growing consumer demand for fish to be met in a more sustainable, green, and safe manner. The development of RAS is important because it creates less waste, uses less water, and decreases disease in fish without using hormones, chemicals, or antibiotics because the fish are not exposed to outside water-based contamination or disease, and the resulting fry, until they are large enough to be either released into the wild as part of a stock enhancement program, or transferred to a Recirculating Aquaculture System ("RAS") facility.

Traditionally, in hatcheries and RAS, the standard method of moving or transferring fish between tanks or facilities is the traditional aqua pump. The aqua pump requires significant water flows to be effective, and can be very stressful for the fish when being transported through the system. This can be problematic because elevated levels of stress enzymes (e.g. cortisol) found in fish tissue can be detrimental for fish welfare in stock enhancement programs, and also lower the quality of a yield in RAS systems. The aqua pump may also increase the probability of injuries and mortalities.

Our Solutions -- PAAS, Products and Services

We generate earnings from the following revenue channels:
• Passage as a Service ("PaaS")
• Sales
• Environmental Consulting and Feasibility Services
• Grants / Studies
• Subscriptions

Subscription services may include licenses and access to our large database of fish images and stored real-time data and analytics to customers with improved fisheries management. Currently, we only offer subscription revenue as part of a PaaS license.

Passage as a Service:

Most of our revenues come from fish passage system deployments where the company retains title to the equipment, and recurring payments are made to the company over some defined period of time. 33% of our projects in past years were PaaS projects but they have produced more than 80% of our revenue in some years. While there is no standard size "project" for us, a fish passage project often includes consulting, licensing, subscriptions, and use of Whooshh passage products (collectively "PaaS"). During 2021 and 2022, as a result of Covid restrictions, team focus shifted to sales rather than PAAS. With normalization in the market post Covid, we expect future revenue to increasingly revert back to a dominant PAAS model.

The following is an example (for illustrative purposes only) of how one project may evolve from initial engagement:

A potential client is preparing to renew their license for a large hydropower plant. Government regulations and local ordinances now require that the hydropower owner provide a fish passage plan that will meet agreed fish passage performance criteria before they receive their license extension. The potential client would approach us initially to consult and provide a feasibility report including a proposed layout using our product. If the proposal in the feasibility report is accepted, we will also provide the passage solution -- which may include a "Passage Portal", a modular system that includes multiple components including, our FishL Recognition scanner system, Migrator tubes and Salmon Cannon accelerator technologies that enable the selected fish to passage over the barrier. Oftentimes there can be months of delays while the potential client seeks the requisite regulatory approval for their license renewal plan.

Our detailed engineering drawings allow us to manufacture modular components of the systems by specialty subcontracted manufacturers, which are then sent to our facility at the Port of Seattle and assembled as a complete system for QA testing. When testing is complete the system is then shipped to the destination site for installation by the client's on-site personnel or general contractors. We provide a supervisory function for these deployments. Post-installation we monitor and access our automated systems remotely for routine maintenance and updates. The structure of a PaaS agreement is flexible and payment terms may include renting, leasing, off-take a percentage of the power produced by the water saved, power purchase agreements, etc. Under PaaS we retain title to the equipment and provide remote maintenance and support, including software updates as part of the PaaS agreement over the term. We work with clients to fulfill their procurement needs but the payment terms are designed to limit license risk for the client and assure a steady stream of income to us for the life of the site license once it issues. We intend that our PaaS engagements would mirror that of the license period granted to operate the plant and therefore may last 20 years or more.

Our products are always designed with the biological and behavioral aspects of the fish themselves driving the design decisions. The products are modular and can be configured for specific applications, incorporating more or less components depending on the site requirements.

Our most sophisticated systems such as the Passage Portal are volitional, meaning the fish swim in on their own, and autonomous, meaning the passage systems can move and sort fish regardless of geography, height of obstacle, or changing water levels without human intervention. The Passage Portal system sort and pass fish over dams and other obstructions on a near-frictionless, energy-efficient cushion of moist air.

Our Passage Portal solution is designed to operate without human handling and interrogation and has a passage capacity of more than 50,000 fish a day, when the fish are really running. These systems are deployed and used under a long-term Passage as a Service contract with the client. Depending on site requirements the total cost for a Passage Portal system can run from one million to twenty million dollars paid over the life of the contract, which may exceed 20 or more years.

However, not all fish passage systems require this level of capacity. For example, if fish need to be handled by a biologist for a study, before delivering the fish back to the river into a truck, tank or hatchery, then one of our fish handling models priced for sale around $150,000 may be all that is needed. These systems are used when fish numbers are low, and fisheries managers are doing hand sorting.

In addition, we have integrated sophisticated and elegant scanning and sorting features in order to enable selective fish passage, (selecting for size or species for example) and to compile data and high definition images of every fish for fisheries management. This way, we never stop learning about the local habitat and the fish who call it home and our fisheries' managers and dam operators can more efficiently manage the water flows, potentially increasing hydropower production and fish surviving to successfully reproduce.

Sales:

Our products are designed with the biological and behavioral aspects of the fish themselves driving the design. Historically, most of our sales (as opposed to PaaS contracts) are for fish handling (e.g., fish management, aquaculture and fish processing). We have developed 9 fish handling products or models and continue to innovate based on client needs and requests. These products are one-time sales and are used for a variety of purposes from elver passage, fish management, aquaculture to fish processing. The products we sell range in price from just a few thousand dollars up to $150,000 or more.

An example of one of our products is the Elverator – a floating device that can be used to collect juvenile eel or elvers. The product attracts, collects, and safely protects elver from predators until the elver can be transported in bulk by manually transporting the elver above the dam or barrier on a regular schedule while they are migrating.

Consulting & Feasibility Services:

A nascent but growing part of our business are Whooshh consults. Our engineers, and scientists are hired for consulting services – including feasibility studies related to our product deployments. We typically work on a flat fee basis. We provide these services in a variety of areas including: fish passage, invasive species, fish management and aquaculture. A typical feasibility study can range in price from $25,000 to more than $100,000 depending on the complexity of the project site and external stakeholder considerations.

Grants and Studies

Before designing and developing products and solutions we may spend years doing research, development, and studies paid for with government and industry grants we are awarded. (See "Our Advantages" below). Studies still remain an integral part of our business plan for not only off-setting development costs but also helping with product development and providing the scientific support for the use of our PaaS solutions.

We are currently the awardee or sub-awardee of two different grants; (i) the U.S. Department of

Energy, National Renewable Energy Lab, in co-partnership with Littoral Power Systems and Oak Ridge National Laboratory; (ii) Illinois Department of Natural Resources, the University of Illinois, and the Nature Conservancy. In addition, we have applied for four other grants in 2023 from Department of Energy, Water Power & Technologies Office (WPTO). The WPTO grant will award up to $1.3M each for fish passage to the successful applicant(s) while some of the other grants we expect to apply and emanate from the U.S. infrastructure bill offer successful applicants up to $15M over three years. We aim to continue to innovate and expand the reach of our fish passage solutions for native fish species and invasive fish species by applying directly or in conjunction with stakeholders for additional federal funding.

Our Intellectual Property

Collectively, the company has 50 patents granted to date in the U.S. and around the world. These patents fall into 5 patent families. Three of the families relate directly to our proprietary pneumatic tube, one relates to a mobile harvesting system for fruit using our tubes, and the last relates to decelerating objects in the water. These patents were developed and are owned by the company but may have been granted under the company's former name or its subsidiary name.

In addition, we have three trademarks filed with the USPTO (Whooshh, Salmon Cannon, and Passage Portal), plus state common law trademarks related to most of our products. Among the domain names we own are Whooshh, Salmon Cannon, and FishL Recognition.

Distribution

Our customers originate from four distinct sales channels: (1) our website and social media channels; (2) direct sales; (3) authorized agents; and (4) consulting firms and NGO's. These sales channels have yielded projects on four continents; multiple states and countries including USA, Sweden, Norway, Canada, China, and Argentina; in either or both the private and public sectors. Our biggest public customers include the U.S. Bureau of Reclamation, Fisheries and Ocean Canada (DFO), the Washington State Department of Fish and Wildlife and tribal nations. In the private sector, our customers include three of the largest salmon aquaculture companies, and some of the largest dam owners and operators.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $2,367,814.24

Number of Securities Sold: 2,367,813

Use of proceeds: General Business Purposes

Date: December 31, 2020

Offering exemption relied upon: Section 4(a)(2)

Name: Convertible Note

Type of security sold: Convertible Note

Final amount sold: $1,078,385.99

Use of proceeds: General Business Purposes

Date: December 31, 2020

Offering exemption relied upon: Reg D

Name: Common Stock

Type of security sold: Equity

Final amount sold: $419,900

Number of Securities Sold: 400,516

Use of proceeds: General Business Purposes

Date: December 31, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $12,375

Number of Securities Sold: 8,250

Use of proceeds: Payroll Settlement

Date: December 31, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $77,501

Number of Securities Sold: 84,667

Use of proceeds: Compensation to Consultants

Date: December 31, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,581,823

Number of Securities Sold: 1,070,969

Use of proceeds: Added key talent to its engineering, operations, and sales teams. Financing for our PaaS program. Back Office Software/Security

Date: July 12, 2022

Offering exemption relied upon: Regulation CF

Name: Common Stock

Type of security sold: Equity

Final amount sold: $65,002

Number of Securities Sold: 52,334

Use of proceeds: Compensation to Consultants

Date: December 31, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $269,700.51

Number of Securities Sold: 118,922

Use of proceeds: Added key talent to its engineering, operations, and sales teams. Financing for our PaaS program. Back Office Software/Security

Date: April 18, 2023

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

• Circumstances which led to the performance of financial statements:
Whooshh Innovations Inc., was incorporated under the laws of the State of Delaware on April 27, 2018. The company was originally formed as a limited liability company under the laws of the state of Washington on October 22, 2007. Pursuant to an agreement dated March 31, 2018, the company merged with Whooshh Innovations Inc. and WI Merger Sub, Inc. with Whooshh Innovations Inc. as the surviving corporation.
We receive revenue from Passage as a Service ("PaaS"), sales, consulting services and grants/studies. Our gross revenue for the fiscal year ended December 31, 2022 ("Fiscal 2022") was $1,087,146 compared to gross revenues for the fiscal year ended December 31, 2021 ("Fiscal 2021") of $482,379, a roughly 125% increase. This increase in revenue was primarily attributable to the end of Covid-19 induced restrictions and delays.
Cost of goods sold relates to materials and supplies related to a sale where the title to equipment is transferred. It does not include materials and supplies where we retain title to the product, such as occurs under PaaS or a rental. Our cost of goods sold increased to $470,383 in Fiscal 2022 from $112,917 in Fiscal 2021, a 317% increase. This increase was primarily driven by an increase in goods sold.
Accordingly, our gross profit increased to $616,763 in Fiscal 2022 from a gross profit of $369,462 in Fiscal 2021.
Our expenses are comprised of salaries, benefits, research and development costs, advertising and marketing, accounting and legal expenses, lobbying expenses, travel and entertainment, rent, utilities, amortization, and depreciation. We decreased our total expenses to $3,318,116 in Fiscal 2022 from $3,564,256 in Fiscal 2021, a 7% decrease. This decrease largely results from a decrease of approximately $237,000 in salaries and benefits (predominately related to reduction in engineering and marketing staff); a decrease of approximately $33,000 in salaries and benefits (R&D) related to staff turnover; and a decrease of approximately $147,000 related to advertising and marketing due to reduced social media advertising for Reg CF.
• Historical results and cash flows:
Prior to executing a PaaS agreement, we often participate in studies and/or are consulted to

prepare a feasibility report. The timeline can also be lengthened as it often involves government and regulatory approvals by our customers. We have a few pilot projects in the pipeline that we believe have the potential to become PaaS revenue agreements in the future but will depend on multiple factors, including securing the grant awards, completion of our studies, and receiving the required permits and regulatory approvals. As a result, there is often a long cycle before recurring PaaS revenue is recognized for a project.

We have secured $1M LOC from a project financing lender to facilitate faster project financing for our customers' fish passage projects. This third party will be able to fund certain PaaS projects to allay upfront capital costs our customers would otherwise be required to fund from existing budgets.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $237,437.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Foundation Loan

Amount Owed: $100,000.00

Interest Rate: 3.5%

Creditor: Government Loans

Amount Owed: $731,656.00

Interest Rate: 4.0%

Creditor: Convertible Notes

Amount Owed: $553,136.00

Interest Rate: 6.0%

The Convertible Note balance is $553,136 as of December 31, 2021 and October 17, 2022 and consists of $325,000 unrelated party and $228,136 related party Convertible Notes. All outsanding Convertible Notes have interest rates ranging between 6% and 10% and maturity dates ranging from 1 to 3 years. Since 2018 $525,250 in Convertible Notes has been converted to equity.

Creditor: Bank Loan

Amount Owed: $406,510.00

Interest Rate: 3.25 - 12%

Creditor: Related Party Loans

Amount Owed: $3,537,658

Interest Rate: 3.5 - 12%

Creditor: SBA

Amount Owed: $268,800.00

Interest Rate: 3.75%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Vincent Bryan III

Vincent Bryan III's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Director

Dates of Service: November, 2007 - Present

Responsibilities: Chief Executive.

Name: Siao Ling Kok Sr.

Siao Ling Kok Sr. 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: VP of Finance

Dates of Service: May, 2020 - Present

Responsibilities: Finances, tax preparation, and accounting

Other business experience in the past three years:

Employer: MIControls Inc.

Title: Controller

Dates of Service: April, 2012 - April 2019

Responsibilities: Oversaw the company's accounting, budgeting and financial planning and analysis

Name: Marc Haugen

Marc Haugen's current primary role is with Lookwood Industries LLC. Marc Haugen currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: January, 2012 - Present

Responsibilities: Director

Other business experience in the past three years:

Employer: Lookwood Industries LLC

Title: CEO

Dates of Service: February, 2020 - Present

Responsibilities: oversees an engineered specialty materials solutions company and portfolio company of Arsenal Capital Partners

Other business experience in the past three years:

Employer: Kateeva, Inc.

Title: Chief Operating Officer

Dates of Service: January, 2018 - February, 2020

Responsibilities: Oversaw operations at a leading provider of OLED mass-production equipment solutions.

Name: Gary Haight

Gary Haight's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: January, 2021 - Present

Responsibilities: Director

Name: Michael A. Hendrickson

Michael A. Hendrickson's current primary role is with Stonebridge Securities. Michael A. Hendrickson currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: January, 2016 - Present

Responsibilities: Director

Other business experience in the past three years:

Employer: Stonebridge Securities

Title: CEO

Dates of Service: March, 1999 - Present

Responsibilities: CEO

Name: Vincent Bryan Jr.

Vincent Bryan Jr.'s current primary role is with Pre-active. Vincent Bryan Jr. currently services 6 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: March, 2021 - Present

Responsibilities: Director

Other business experience in the past three years:

Employer: Pre-active

Title: Medical Doctor and Chairman

Dates of Service: April, 2019 - Present

Responsibilities: R&D and Strategic Partnerships

Name: Steve Dearden

Steve Dearden's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President of Sales

Dates of Service: February, 2016 - Present

Responsibilities: Sales and Business Development.

Name: Janine Bryan

Janine Bryan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director of Biological Studies, VP of Biological and Environmental Sciences, VP of Fisheries Research and Development

Dates of Service: May, 2016 - Present

Responsibilities: R&D

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Vincent Bryan Jr.

Amount and nature of Beneficial ownership: 5,520,360

Percent of class: 7.847

Title of class: Common Stock

Stockholder Name: Stette Invest AS (Peder Stette - 60%, Else Karin Stette Seneth- 25%, Per Stette - 15%)

Amount and nature of Beneficial ownership: 5,780,416

Percent of class: 8.216

RELATED PARTY TRANSACTIONS

Name of Entity: Related parties

Relationship to Company: Officer

Nature / amount of interest in the transaction: As of the year ended December 31, 2021, the Company has loans outstanding from related parties totaling $2,930,567 including accrued interest.

Material Terms: All such loans mature between January 2022 and February 2029. Interest rates range from a low of 3.5% to a high of 12%. These loans were originally bridging loans during past capital raises and/or project financing for demonstration projects. In 2021, the Company borrowed $445,916 in eleven separate transactions from five different related parties (the "Related Party Loans"). Interest rates on these Related Party Loans range from 6% to 9%, each maturing on or before July 31, 2023.

Name of Entity: Promissory Notes

Relationship to Company: Officer

Nature / amount of interest in the transaction: In February of 2022, the Company extended the maturity dates of twenty promissory notes with seven different related parties (the "Extended Loans")

Material Terms: The new maturity date for each of the Extended Loans is July 31, 2023 and the aggregate original loan amount is $1,197,471.

Name of Entity: Three related parties

Relationship to Company: Officer

Nature / amount of interest in the transaction: A note payable due to an LLC owned by three related parties in the amount of $228,135 was extended and reissued into three equal convertible notes.

Material Terms: The outstanding payable balance owed by Whooshh is $113,786 and $213,358 (net of A/R) as of December 31, 2020 and 2021, respectively. The Company subsidiary outstanding payable balance to the same LLC is $212,975 as of December 31, 2020 and 2021, respectively. The subsidiary had no additional deferred rent in 2021 since the Company took over the lease. These payables are the lease obligations referenced in Note 6.

Name of Entity: Potential Acquisition of Minority Investor Holdings in Subsidiary

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: On June 30, 2019, the Company entered into a Letter of Intent to acquire all Class A Units of its subsidiary, a Washington State Limited Liability Company ("FTS"), from another Washington State Limited Liability Company, for an agreed cash amount of $2,662,067

Material Terms: The purchased Units will represent the balance of the non-controlling interest. When added to the Company's Class A Units of FTS, the Company will own 100% of the subsidiary. The Letter of Intent is non-binding.

OUR SECURITIES

The company has authorized Common Stock, Convertible Note 1, Convertible Note 2, Convertible Note 3, Convertible Note 4, and Convertible Note 5. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,190,774 of Common Stock.

Common Stock

The amount of security authorized is 110,000,000 with a total of 56,392,209 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total number of shares outstanding, 56,392,209 shares, includes 46,863,301 shares of Common Stock, 4,391,330 shares of Common Stock warrants and 5,137,578 shares of issued and outstanding Options. 13,955,835 shares of Options available for issuance under the Equity Incentive Plan (EIP) have not been included in this figure.

Furthermore, the Company's Bylaws included here as Exhibit F, contain certain restrictions on a shareholder's ability to transfer their shares. Specifically, Article X of the Bylaws provides that no shareholder may transfer or sell their shares without the prior approval of the company and if the shareholder does desire to sell their shares the company has a right of first refusal to purchase the shares from the shareholder.

Convertible Note 1

The security will convert into Preferred and the terms of the Convertible Note 1 are outlined below:

Amount outstanding: $300,000.00

Maturity Date: October 15, 2023

Interest Rate: 10.0%

Discount Rate: %

Valuation Cap: None

Conversion Trigger: Notwithstanding anything to the contrary in this Section 5, within three (3) calendar days of the Next Financing Closing, Holder may elect to forego any Conversion Stock, and instead, submit a demand letter for repayment in full, from the moneys delivered to Borrower at the Next Financing Closing. Upon such demand and the Next Financing Closing, the total amount due shall be paid with ten (10) calendar days, i.e. the principal ($300,000.00) plus any unpaid interest then accrued at the Applicable Rate ("Outstanding Balance"). Upon remittance of the Outstanding Balance, the total amount due shall be deemed Satisfactory and Paid-in-full and this note shall automatically terminate. For the avoidance of doubt, upon such election, Holder shall be deemed to have waived any and all rights outlined in Section 5.1 and 5.2 below. 5.1 Conversion in Next Financing. If Borrower has not paid the entire Balance before the Next Financing Closing, then, at the Next Financing Closing, the entire Balance then outstanding shall automatically be cancelled and converted into that number of shares of Conversion Stock obtained by dividing (a) the entire Balance by (b) the Conversion Price then in effect. Such conversion shall be deemed to occur under this Section 5.1 immediately prior to the Next Financing Closing, without regard to whether Holder has then delivered to Borrower this Note (or the Lost Note Documentation where applicable) or executed any other documents including, if applicable, the investors' rights, co-sale, voting or other agreements, required to be executed by the investors purchasing the Conversion Stock in the Next Financing.

Material Rights

There are no material rights associated with Convertible Note 1.

Convertible Note 2

The security will convert into Common stock and the terms of the Convertible Note 2 are outlined below:

Amount outstanding: $76,045.33

Maturity Date: April 30, 2021

Interest Rate: 6.0%

Discount Rate: %

Valuation Cap: None

Conversion Trigger: Conversion Right. At any time before or after the Maturity Date and prior to the repayment of the entire Balance, Borrower shall have the right, at Borrower's option, to convert all of the Balance then outstanding into Conversion Stock at the Conversion Price then in effect for conversion at the address of Borrower, accompanied by written notice to Holder of Borrower's election to convert. Conversion shall be deemed to have occurred under this Section 5.2(a) at the close of business on the date immediately preceding the written notice of election to covert whereupon Holder shall tender this Note to Borrower (or execute Lost Note Documentation, if applicable).

Material Rights

There are no material rights associated with Convertible Note 2.

Convertible Note 3

The security will convert into Common and the terms of the Convertible Note 3 are outlined below:

Amount outstanding: $76,045.33

Maturity Date: April 30, 2021

Interest Rate: 6.0%

Discount Rate: %

Valuation Cap: None

Conversion Trigger: Conversion Right. At any time before or after the Maturity Date and prior to the repayment of the entire Balance, Borrower shall have the right, at Borrower's option, to convert all of the Balance then outstanding into Conversion Stock at the Conversion Price then in effect for conversion at the address of Borrower, accompanied by written notice to Holder of Borrower's election to convert. Conversion shall be deemed to have occurred under this Section 5.2(a) at the close of business on the date immediately preceding the written notice of election to covert whereupon Holder shall tender this Note to Borrower (or execute Lost Note Documentation, if applicable).

Material Rights

There are no material rights associated with Convertible Note 3.

Convertible Note 4

The security will convert into Common and the terms of the Convertible Note 4 are outlined below:

Amount outstanding: $76,045.33

Maturity Date: April 30, 2021

Interest Rate: 6.0%

Discount Rate: %

Valuation Cap: None

Conversion Trigger: Conversion Right. At any time before or after the Maturity Date and prior to the repayment of the entire Balance, Borrower shall have the right, at Borrower's option, to convert all of the Balance then outstanding into Conversion Stock at the Conversion Price then in effect for conversion at the address of Borrower, accompanied by written notice to Holder of Borrower's election to convert. Conversion shall be deemed to have occurred under this Section 5.2(a) at the close of business on the date immediately preceding the written notice of election to covert whereupon Holder shall tender this Note to Borrower (or execute Lost Note Documentation, if applicable).

Material Rights

There are no material rights associated with Convertible Note 4.

Convertible Note 5

The security will convert into Common and the terms of the Convertible Note 5 are outlined below:

Amount outstanding: $25,000.00

Maturity Date: September 04, 2020

Interest Rate: 8.0%

Discount Rate: %

Valuation Cap: None

Conversion Trigger: Conversion Right. At any time before or after the Maturity Date and prior to the repayment of the entire Balance, Borrower shall have the right, at Borrower's option, to convert all of the Balance then outstanding into Conversion Stock at the Conversion Price then in effect for conversion at the address of Borrower, accompanied by written notice to Holder of Borrower's election to convert. Conversion shall be deemed to have occurred under this Section 5.2(a) at the close of business on the date immediately preceding the written notice of election to covert whereupon Holder shall tender this Note to Borrower (or execute Lost Note Documentation, if applicable).

Material Rights

There are no material rights associated with Convertible Note 5.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

• The transferability of the Securities is limited Any Common Shares purchased through a crowdfunding campaign is subject to SEC limitations of transfer and may not be sold on a secondary market without an amendment to the Company Bylaws. This means that the stock/note purchased in a Regulation Crowdfunding offering cannot be resold for a period of one year or longer. The exception to this rule is if you are making a "Permitted Transfer" under the Company Bylaws including transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. • We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates had been historically low, it is currently a difficult environment for obtaining credit on favorable terms as interest rates rise with Federal fiscal tightening. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price, issuing preferred stock, or issuing simple agreements for future equity (SAFE). If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. • Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, SAFE's or preferred stock financings in the future, which may reduce the value of your Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. • Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. • Some of our products are still in prototype phase and might never be operational products It is possible that one or more of our technologies may never be an operational product, may never achieve regulatory acceptance or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. • Developing new products and technologies entails significant risks and uncertainties We are continuously engaging in research and development and have not manufactured a prototype for all of our products or services. Delays or cost overruns in the development of our unreleased products or services and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. • Minority Holder; Securities with Voting Rights The common shares have voting rights attached to them. However, those who purchased their shares in a Regulation Crowdfunding offering are part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company, or any future preferred shareholders have been paid out. • You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. • Our products could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that new products will fail to gain market acceptance for any number of reasons with certain fish species or in certain markets. If the current and new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. • We are an early stage company and have limited revenue and operating history The Company has a short history, relatively few customers, and other than 2020 effectively not enough revenue to cover its current expenses. If you are investing in this company, it's because you think that better fish passage and fish transport is a good idea, that the team will be able to successfully market, and sell its products or services, that we can price them right and sell them to enough customers so that the Company will succeed. Further, we have not turned a profit since FY 2020 and there is no assurance that we will be profitable again. • We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns numerous, patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. • We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. • Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent, trademark or copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patent, trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This could cut off a significant potential revenue stream for the Company. • The cost of enforcing our patents, trademarks and copyrights could prevent us from enforcing them Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patents, trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patents, trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents, trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. • The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. • Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as FERC, NMFS and other relevant government laws and regulations. The laws and regulations concerning the selling or deploying product may be subject to change and if they do change then the selling or deploying of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell or deploy product and therefore your investment in the Company may be affected. • We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. • Our financials were prepared on a "going concern" basis. Our financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 10 to the accompanying financial statements indicate there may be substantial doubt about the company's ability to continue as a going concern. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations and/or to obtain additional capital financing. • Our people are our most important asset. If we lose our key staff, we may have difficulty continuing our business as anticipated. The company's future success depends on the continued services and performances of key management, consultants and advisors. Our future success may further depend on the company's ability to attract and retain additional key personnel and third-party contractual relationships. In particular, we face competition from other high tech companies in Washington state. If the company is unable to attract and retain key personnel and third party contractors, this could adversely affect our business, financial condition, and operating results. • Expansion into foreign territories may divert time, attention and resources from other company needs. The company plans on expanding its business through new strategic partnerships with industry sales representatives, system integrators, and government agencies in target countries worldwide. Any expansion of operations the company may undertake will entail risks. Such actions may involve specific operational activities, which may negatively impact the profitability of the company. Consequently, members must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the company at that time, and (ii) management of such expanded operations may divert management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the company's present and prospective business activities. • We operate in a highly competitive market against businesses that are more established. We expect competition to emerge both from existing and new companies. Our technology has patent-protected attributes which offer certain performance and economic benefits to customers based on what we currently know about the industry and competitors. Some of our competitors will have greater financial means and marketing/sales and human resources than we do. Some competitors may succeed in developing and marketing competing superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will continue and may intensify. Additionally, the industries we are selling into such as hydropower are generally conservative. Further, traditional fish handling conveyor systems in aquaculture are commodity products and there are numerous manufacturers and distributors. There are significant barriers to entry for our products, including gaining regulatory acceptance, education, and market support, all of which takes significant time, funding, and requires compliance with local and federal regulations and customer demands. • Our limited number of engagements, including those with recurring revenue, are not yet adequate to smooth out our quarterly revenues. At this point we have a limited number of engagements in a particular year therefore any change in the number or type of engagement can make our revenues highly volatile and unpredictable (or "lumpy") from year to year due to the price of our fish passage and fish transport systems. As a result, higher activity levels in any period are not necessarily indicative of continued high levels of activity in any subsequent period. If we are unable to generate a substantial number of new engagements and generate fees from the successful completion of those transactions, our business and results of operations will be adversely affected. • Our costs may grow more quickly than our revenues, harming our business and profitability. Delivering Whooshh's products is costly because of our research and development expenses, material and component parts used in manufacturing, and the need for a wide variety of specialized skills. We expect our expenses to continue to increase in the future as we continue to expand our product offerings and will need to hire additional employees, consultants, and independent contractors. Our expenses or the time to market may be greater than we anticipate and our investments to make the business more efficient may not be successful. In addition, Whooshh may need to increase marketing, sales, lobbying and other operating expenses in order to grow and expand its operations and to remain competitive. Increases in our costs may adversely affect our business and profitability. • We are reliant on several of our manufacturers. Certain of the parts that we require come from a limited number of specialized manufacturers, who are able to manufacture the parts at the quality we require. Should we not be able to source these parts from our preferred manufacturer we would have to rely on a different manufacturer and switching sourcing may create delays and additional costs. In addition, we rely on a partner to provide software for our FishL Recognition system. If we were unable to access that service, we would need to hire our own specialists to write new software to support the product. This could cause delay and/or a reduction in quality support for up to a year and therefore negatively impact our operations. • Our market size might not be as large as we believe it is. Our total available market may not be as large, or our industry may not grow as rapidly as anticipated. With a smaller market than expected, we may have fewer customers. • Natural disasters and other events beyond our control could materially adversely affect us. Natural disasters, war, pandemics, political intransigence or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, war, fire, power shortages, pandemics and other events beyond our control and could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Our business model depends on obtaining large projects and often the pipeline for us and new work is developed through meetings with stakeholders. To the extent we are limited to do so, or the implementation and installation of our systems is curtailed due to such our inability to visit potential new customers in may delay revenue from certain markets. In the near term, some of our cash flow might be limited due to delays in decisions regarding new projects as a result of labor supply shortages in various agencies and contracting parties. • The national and international economy may deteriorate. Adverse national and international economic conditions may reduce future demand for our product, which would negatively impact company revenues and possibly its ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the company, if any, of current economic conditions on its financial condition, operating results and cash flow, however the threat of war, sanctions, embargo's etc. could negatively impact the Company business, customers, or its prospects. • Public perception is important to the success of our company. Further, many of our clients are local, state and federal governments. We operate in an area that sometimes receives negative publicity, including the impact of dams on fish. Some NGO's take the position that all dams should be removed. Should the mainstream perception of our products or that of hydroelectric power fall into disfavor, our results of operation will be negatively impacted. • Exchange rates of foreign currencies may negatively impact our finances. Historically, a significant portion of our revenue has come from customers in foreign countries. We will continue to sell our products internationally. Any fluctuation in the exchange rates of foreign currencies may negatively impact our business, financial condition and results of operations. • Our ability to sell our product or services is dependent on US and international government regulations which can be subject to change at any time. Our products will be subject to certain environmental regulations issued and enforced by multiple federal and state agencies and equivalent agencies in other countries. Our ability to sell products and implement our solutions may be dependent on government regulation, may be dependent on certain laws and regulations including the Endangered Species Act. The laws and regulations concerning the use of our product may be subject to change. At such point the company may no longer be able to effectively sell our services and your investment in the company may be negatively affected. • You may not be able to keep records of your investment for tax purposes. As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you (and many brokers refuse to hold Regulation CF securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of the Securities you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the Securities, you may be subject to tax audits and penalties. • The company may not be successful in marketing its products to its customers. The company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including purchasing patterns of customers, competitive pricing, debt service and principal reduction payments, and general economic conditions. There is no assurance that the company will be successful in marketing any of its products, or that the revenues from the sale of such products will be significant. Consequently, the company's revenues may vary by quarter, and the company's operating results may experience fluctuations. • The company has limited working capital and there may not be sufficient financial resources available to carry out planned operations. We depend upon timely availability of adequate working capital and/or project financing in order to meet the objectives of our technology development and business plans. We estimate that the additional externally generated equity investment will allow for the company to achieve self-sustaining positive cash flow in the future, but there can be no assurance that positive cash flow will ever occur. There can be no assurance that the company will sell enough equity, or that our development and commercial operations will not require additional capital greater than or sooner than currently anticipated. If the company is unable to obtain additional capital if needed, in the amount and at the time needed, this may restrict planned development and/or rate of growth of our sales; limit our ability to take advantage of future opportunities; negatively affect its ability to implement its business strategies and meet its goals; and possibly limit its ability to continue operations. The company's working capital requirements may significantly vary from those currently anticipated. • The company may not pay dividends for the foreseeable future, if at all. There can be no assurance with respect to the amount and timing of dividends to the company's shareholders, or that they will ever be made. The company initially intends to retain cash from its operations to fund the development and growth of its business and manage its debt obligations. • Holders of our Common Stock may experience dilution in the future if the company issues additional shares. The company may, in the sole discretion of the Board, authorize and issue additional shares of capital stock to raise additional capital to fund the company's ongoing operations, including for a price lower than the price offered in previous offerings. Any such issuance would dilute the ownership percentage of investors in our company. • There is no public market for the Securities and such securities are subject to certain restrictions on transfer. Holders of our Common Stock should regard the Securities as an illiquid investment. No public market for the Securities exists or is likely to develop in the near future. Any resale of the Securities may require the transferor to register the transferred Securities under applicable state securities laws or find an exemption therefrom.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2023.

Whooshh Innovations Inc.

By   /s/ *Vincent Bryan III*

     Name: Whooshh Innovations Inc.

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS



2022 Annual Report

WHOOSHH INNOVATIONS INC Audited Financials

Form C-AR 5/1/23





INDEPENDENT AUDITORS' REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To the Board of Directors of
Whooshh Innovation, Inc.

Opinion

We have audited the consolidated financial statements of Whooshh Innovation, Inc. ("the Company"), which comprise the consolidated balance sheets as of December 31, 2022 and 2021 and the related consolidated statements of income, shareholder's equity and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Whooshh Innovation, Inc. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Whooshh Innovation, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company does not generate sufficient cash flows from operations to maintain its operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Whooshh Innovation, Inc's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Whooshh Innovation, Inc's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Whooshh Innovation, Inc's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Fruci & Associates II, PLLC
Spokane, Washington

May 1, 2023

Table of Contents

Notes to the Consolidated Financial Statements
For the financial years ended December 31, 2021 and 2022





Consolidated Financial Statements

BALANCE SHEETS

As of December 31,		2022		2021
Assets				
Current Assets				
Cash	$	237,437	$	3,875
Trade A/R - net		20,625		208,058
Inventory		77,746		172,100
Other Current		83,697		77,078
Total Current Assets		419,505		461,111
PP&E, net of accumulated depreciation		1,036,830		1,439,193
Right-of-use assets, operating lease		90,222		-
Total Assets	$	**1,546,556**	$	**1,900,304**
Liabilities and Equity				
Current Liabilities				
Accounts Payable	$	915,361	$	843,369
Wages Payable		131,146		138,620
Operating Lease, current		84,982		-
Interest Payable		568,731		393,679
Line of Credit		406,510		350,000
Current Portion LTD, net of discount		2,853,696		837,885
Other Current Liabilities		423,782		411,339
Total Current Liabilities		5,384,207		2,974,892
Deferred Tax Liability		233,007		233,007
Operating lease - net of current portion		7,449		-
Long Term Debt - net of current portion		1,451,156		2,707,048
Total Liabilities		**7,075,819**		**5,914,947**
Stockholders' Equity				
Common Stock, par value		473		460
Additional Paid-in Capital		16,587,898		14,753,958
Shares to be issued		-		831,293
Accumulated Deficit		(20,499,414)		(18,012,090)
Non-Controlling Interest		(1,618,220)		(1,588,263)
Total Equity		**(5,529,263)**		**(4,014,643)**
Total Liabilities and Equity	$	**1,546,556**	$	**1,900,304**



Consolidated Financial Statements

INCOME STATEMENT

For the Years Ended December 31,		2022		2021
Gross Revenue	$	1,087,146	$	482,379
Net Sales		1,087,146		482,379
Cost of Goods Sold		470,383		112,917
Total Cost of Goods Sold		470,383		112,917
Gross Profit		**616,763**		**369,462**
		57%		*77%*
Salaries and Benefits		1,540,089		1,776,864
Salaries and Benefits (R&D)		285,108		318,425
R&D		28,039		99,609
Advertising and Marketing		121,610		269,105
Professional Services - Accounting and Tax		129,237		94,224
Professional Services - Legal		30,398		38,504
Professional Services - Lobbying		115,502		127,500
Travel and Entertainment		109,900		47,344
Rent		98,258		99,677
Utilities		21,198		19,167
Office		325,330		222,728
Shop Related		65,664		41,500
Depreciation		407,256		409,609
Total Expenses		3,277,588		3,564,256
Operating Income (Loss)		**(2,660,825)**		**(3,194,794)**
Foreign Exchange (Gain) Loss		(1,658)		356
Interest (Income)		(11,320)		(45)
Other (Income)		(503,901)		(11,847)
Interest Expense		251,338		236,971
Amortization of Loan Fees		42,738		-
(Gain) Loss on Assets Retired		65,760		5,847
(Gain) Loss on Settlement		13,499		49,500
Income before income taxes		**(2,517,281)**		**(3,475,576)**
Deferred Tax Expense		-		233,007
Net Income	$	**(2,517,281)**	$	**(3,708,583)**
EBITDA	$	*(1,870,006)*	$	*(2,829,041)*



Consolidated Statement of Shareholders' Equity

For the Years Ended December 31, 2022 and 2021

	Common Shares		Paid-In Capital	Shares to be issued	Accumulated Deficit	Non-Controlling Interest	Shareholders' Deficit
					62.87%	37.13%	
	Shares	Amount					
	par value	$ 0.00001					
Balance - December 31, 2020	45,302,045	453	14,028,205	-	(14,313,304)	(1,578,466)	(1,863,112)
Shares issued for cash	400,516	4	419,896				419,900
Shares Issued related to AP settlement	84,667	1	126,999				127,001
Shares Issued related to Payroll settlement	8,250	0.2	12,375				12,375
Shares to be issued related to Reg CF offering				936,724			936,724
Offering Costs				(105,432)			(105,432)
Shares based compensation			166,483				166,483
Net Income/Loss					(3,698,786)	(9,797)	(3,708,583)
Balance - December 31, 2021	45,795,478	460	14,753,958	831,293	(18,012,090)	(1,588,263)	(4,014,643)
Shares Issued related to AP settlement	52,334	1	78,500				78,501
Shares Issued upon warrant exercise	154,433	2	184,728				184,730
Shares Issued upon option exercise	27,083	0.3	27,083				27,083
Shares issued related to Reg CF offering	1,070,969	11	1,560,458	(831,293)			729,177
Offering Costs			(158,848)				(158,848)
Shares based compensation			142,019				142,019
Net Income/Loss					(2,487,324)	(29,957)	(2,517,281)
Balance - December 31, 2022	47,100,297	473	16,587,898	-	(20,499,414)	(1,618,220)	(5,529,263)

 **Consolidated Financial Statements**

STATEMENT OF CASH FLOWS

For the Years Ended December 31,		2022		2021
Cash Flows from Operating Activities:				
Net Income (loss)	$	(2,517,281)	$	(3,708,583)
Adjustments to reconcile net income				
to net cash used in operating activities:				
Depreciation Expense		407,256		409,609
Amortization of loan fees		42,738		-
Inventory Obsolescence		65,760		5,847
(Gain) Loss on settlement of debt		13,499		49,500
Shares based compensation		142,019		166,483
Marketing Expenses		-		212,893
Gain on sale of assets		-		10,490
Issuance of shares to settle payroll		-		12,375
Decrease (increase) in operating assets				
Accounts Receivable		187,433		44,145
Inventory		28,594		11,305
Other assets		(6,619)		(40,969)
Increase (decrease) in operating liabilties				
A/P and accrued liabilities		322,821		471,388
Deferred tax liability		-		223,007
Operating lease liability		2,209		-
Other current liabilities		12,443		55,862
Net cash provided by (used in) operating activities		(1,299,128)		(2,076,649)
Cash flows from investing activities:				
Capital Expenditures		(4,893)		(37,000)
Net cash (used) provided by investing activities		(4,893)		(37,000)
Cash flows from financing activities:				
Issuance of common shares		-		419,900
Proceeds from Reg CF, net offering costs		563,830		618,400
Proceeds from/(Repayments of) debt		871,940		349,695
Proceeds from warrant/note/option exercise		101,813		
Net cash provided (used) by financing		1,537,583		1,387,995
Net decrease in cash and cash equiv.		**233,562**		**(725,654)**
Cash and cash equivalents, beg of year		3,875		729,529
Cash and cash equivalents, end of period	$	237,437	$	3,875
Supplemental disclosures:				
Noncash investing & financing activities disclosure:				
Common shares issued for warrants exercised in conjunction with debt		98,250		
Common shares issued for accrued wages		11,750		
Recognition of ROU asset and lease liability		170,948		

Notes to the Consolidated Financial Statements



For the financial years ended December 31, 2021 and 2022

Note 1 – Nature of Operations

Whooshh Innovations, Inc. was organized as "C" Corporation in the State of Delaware on April 27, 2018, and has one subsidiary, Fish Transport Systems LLC. The company previously operated as a limited liability company formed in the State of Washington and operating under two different names Whooshh Innovations LLC from 2013 – 2018; and Picker Technologies LLC from 2007 – 2013. Historically, the Company conducted some limited aquaculture and fish handling product distribution through its 62.87% majority-owned subsidiary, Fish Transport Systems, LLC, a Washington State Limited Liability Company.

Note 2 – Summary of Significant Accounting Policies

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows:

Lease Policy

The Company has adopted Accounting Standards Codification 842 (ASC 842) as of January 1, 2022. Operating leases are accounted for on the balance sheet within "Operating lease right-of-use-assets", and Lease Liabilities recognized in "Operating Lease Liabilities", current and non-current.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Basis of Consolidation

The Consolidated Financial Statements include the accounts of Whooshh Innovations, Inc. and its controlled subsidiary company, Fish Transport Systems, LLC. All intercompany accounts and transactions have been eliminated in the Consolidated Financial Statements.

It is the Company's policy that in cases where the Company has the majority but not 100% of the controlling interest, then all (100%) of the assets and liabilities are included in the Consolidated Financials Statement, and a non-controlling interest held by third parties is recognized in equity. All revenue and expenses are recognized and a separate allocation of profit and losses, including those to the non-controlling interest.

The following is a summarized presentation of select financial line items from the statement of shareholders' equity and operations of the related non-controlling interests:

Notes to the Consolidated Financial Statements



For the financial years ended December 31, 2021 and 2022

	For the Year Ended December 31,	
Consolidated Statement of Shareholders' Equity	**2022**	**2021**
Common Shares	473	460
Additional paid-in capital	16,587,898	14,753,958
Shares to be issued	-	831,293
Accumulated deficit	(20,499,414)	(18,012,090)
	(3,911,043)	(2,426,380)
Non-controlling interests	(1,618,220)	(1,588,263)
Total shareholders' equity	(5,529,263)	(4,014,643)

	For the Year Ended December 31,	
Consolidated Income Statement	**2022**	**2021**
Revenues	1,087,146	482,379
Expenses	(3,604,427)	(4,190,962)
Consolidated Net income (loss)	(2,517,281)	(3,708,583)
Net Income (loss) attributable to the non-controlling interests	(29,957)	(9,797)
Net Income (loss) Attributable to Whoosshh Innovations Inc.	(2,487,324)	(3,698,786)

(1) The non-controlling interest for Fish Transport Systems LLC represents a 37.13% interest,

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The accounting estimates used in the preparation of our Consolidated Financial Statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Actual results could differ from those estimates.

Cash and Equivalent

Cash and equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. Notwithstanding the foregoing, the Company did not have cash in excess of insured limits in any Company accounts for either year end reported.



Restricted Cash

The Company did not have any restricted cash balance, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as of December 31, 2021 or December 31, 2022.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. Based on these assessments, the Company determined that an allowance for doubtful accounts on its accounts receivable balance as of December 31, 2021 and 2022 was not necessary. As of December 31, 2021, the Company's total trade receivable is $208,058. The total trade receivable as of December 31, 2022 is $20,625.

Inventory Valuation

Inventories are stated at lower of cost and net realizable value and valued on either an average or a specific identification cost basis. Inventory costs primarily consist of parts from the Company's suppliers, as well as work in process. The Company conducted its physical inventory count for the fiscal year ending December 31, 2021 and 2022. Obsolete inventory of $5,250 and $65,760 was expensed in 2021 and 2022, respectively under subsidiary company and recognized in (Gain) Loss on Assets Retired in the consolidated financials.

The following is a summary of inventory by major category:

	December 31, 2022	December 31, 2021
Raw materials	$67,266	$157,780
Work-in-process	$10,480	$14,320
Total Inventory	$77,746	$172,100

Several factors may influence the realizability of our inventories, including technological changes and new product development. The provision for excess and/or obsolete raw materials is based primarily on near-term forecasts of product demand and include consideration of new product introductions, as well as changes in remanufacturing strategies. The provision for excess and/or obsolete service parts inventory is based primarily on projected servicing requirements over the life of the related equipment populations.

Property and Equipment

Property, equipment, and software are recorded at cost when purchased and internally developed. For book purposes, depreciation/amortization on the majority of internally developed equipment is recorded using a straight-line over the expected life of the asset. Upon completion of a CIP asset, depreciation begins and continues through the useful life of the asset. The assets may be leased multiple times and or retained as a demo unit. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances on December 31, 2021 and 2022 consist of property and equipment with 3-5 year lives.

Notes to the Consolidated Financial Statements



For the financial years ended December 31, 2021 and 2022

	For the Year Ended December 31,	
	2022	**2021**
Lab Equipment	$327,778	$327,778
Computer Software	$88,966	$88,966
Computer Hardware	$26,216	$26,216
Furniture & Fixtures	$14,931	$14,931
Service Vehicles	$27,023	$27,023
Construction in Progress (CIP)	$19,793	$24,839
Scanners	$114,944	$114,944
Leased Asset (Currently Leased)	$0	$0
Leased Asset (Returned)	$2,353,231	$2,343,293
Fixed Assets subtotal	$2,972,882	$2,967,989
Accumulated Depreciation *	($1,936,053)	($1,528,796)
Fixed Assets, less accumulated depreciation	**$1,036,830**	**$1,439,193**
* Note: CIP is not a part of the depreciation calculation		

Investment in Fixed Assets

Investments held as fixed assets are stated at cost less any impairment losses. If at any point investments are denominated in foreign currencies, they are treated as monetary assets and revalued at each year end date.

Revenue Recognition

On May 28, 2014, the FASB issued Accounting Standards Update No. 2014-09 – *Revenue from Contracts with Customers (Topic 606)*. The application of the following five steps guides the recognition of revenue pursuant to the core principles of the new standard:

- Identify the contract with a customer.
- Identify the separate performance obligations.
- Determine the transaction price.
- Allocate the transaction price to the performance obligations.
- Recognize revenue when (or as) the performance obligation is satisfied.

Revenue summarized based on revenue type are as follows for the years ended December 31, 2021 and 2022:

Type	2022		2021	
Grant/Study	$296,773	27%	$282,198	59%
PAAS	$0	0%	$9,936	2%
Sale	$759,998	70%	$171,060	35%
Service	$30,375	3%	$19,185	4%
Grand Total	$1,087,146	100%	$482,379	100%

Notes to the Consolidated Financial Statements
For the financial years ended December 31, 2021 and 2022



The Company bills for the sale or use of its systems on a monthly basis and recognizes revenue in accordance with the terms of the contract or service agreements. More specifically, revenue related to services and sales of products is recognized as follows:

a. PAAS – Passage as a Service Revenue is recurring revenue that the company receives over an extended period (at least 6 months) where title to product is not transferred. The contract will require one or more deliverables described b through e below. Therefore, revenue is recognized by the product or service rendered on a contract-by-contract basis.

b. Sale of product, parts, and equipment
   (i) Revenue from sales is recognized when the Company has delivered the equipment to its customers. The location of the delivery is the place risk transfers to the customer and is specified in the contract (i.e. Ex Works, FCA, CIP, etc.) and may be at Whooshh offices or at the customers offices, pursuant to the terms of the Contract.
   (ii) Sales of standard (non-custom) products is supported by a minimum warranty of 90 days or one year. Such warranty is limited to repair or replacement of the component part and does not exceed the length of warranty offered by the OEM of the component. As a result, there is no deferral of sales revenue for revenue recognition purposes.

c. Lease/Rental income
   Rental income from operating leases is recognized on a straight-line basis over the lease term.

d. Rendering of services
   As a practical expedient the Company recognizes revenue from logistics services after the time the services are rendered, and the invoice issued based on the actual service provided in accordance with the contract.

e. Research and Grants
   Reimbursements of research and grants are recognized as cost reimbursement. Grant and contract revenue is recognized and recorded as related research expenses are incurred, for both direct costs and any allocated indirect costs. Any advances received prior to performing the required research are recorded as deferred revenue.

All revenue types based on geographic area for the years ended December 31, 2021 and 2022 is summarized as follows:

Country	2022		2021	
Norway	$0	0%	$9,936	2%
Scotland	$0	0%	$10,200	2%
Sweden	$22,980	2%	$0	0%
United States	$1,064,166	98%	$462,243	96%
Grand Total	$1,087,146	100%	$482,379	100%

Warranty

In contracts where there is a sale of equipment (title changes hands), Company passes through the OEM warranty to the customer. The warranty for the component is typically not less than 90 days or more than one year. Company's warranty to customer will mirror the OEM warranty for the component part. As such, no costs have been incurred on historical product sales other than nominal shipping costs, and no accruals have been made in these financial statements as any future warranty costs on outstanding products is not material.

Notes to the Consolidated Financial Statements



For the financial years ended December 31, 2021 and 2022

Fair Value Measurements

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) is at its approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. Employee incentive stock options have a standard vesting period of 4 years with a one-year cliff. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs may be deferred. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Research and Development

Research and development costs are expensed as incurred. The Company also capitalizes labor necessary to construct the asset e.g. large equipment to be sold to its customers upon reaching technological feasibility and amortized these costs based on estimated economic life (varies from three to 5 years). Research and Development credits in accordance with IRS guidelines are utilized for tax purposes. The research and development expenses were $418,034 in 2021 and $313,147 in 2022, respectively. The capitalized labor amount was $41,489 in 2021 and $83,271 in 2022.

Foreign Currency

Foreign currency transactions are translated into US Dollar using the exchange rate prevailing at the dates of the transactions. Foreign exchange gains and losses are recognized in the income statement.

Notes to the Consolidated Financial Statements



Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits NOL carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows NOLs incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The Company is currently evaluating the impact of the CARES Act and may utilize the NOL carryback provision.

Advertising and Marketing Costs

Advertising costs are charged to expense as incurred. Advertising expenditures at end of year 2021 and 2022 were $269,105 and $121,610 respectively.

Shipping and Handling

The Company includes shipping and handling costs relating to the delivery of products and equipment to the customers by third parties as part of Cost of Goods Sold. Shipping and Handling costs for the year 2021 and 2022 were $13,842 and $53,104 respectively.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive, and consist of the following:

	2022	2021
Common Stock	47,100,297	45,795,478
Convertible notes (Convertible to Common Stock)*	553,136	553,136
Warrants to purchase common stock	4,040,497	4,416,594
Stock options	5,275,496	5,920,285
Total potentially dilutive shares	56,969,426	56,685,493

*Convertible notes potential shares calculated based on convertible exercise price of $1.00 per share.

Notes to the Consolidated Financial Statements



For the financial years ended December 31, 2021 and 2022

NOTE 3: STOCKHOLDERS' EQUITY

Common Stock

The Company has authorized 110,000,000 shares of $0.00001 par value common stock. As of December 31, 2022, 47,100,297 shares of common stock were issued and outstanding. Changes in common stock between 2021 and 2022 relate to the issuance of 1,304,819 new shares from the following:

- 1,070,969 shares issued during the Company's Regulation Crowdfunding (Reg CF) for a total raised of $1,581,823.
- 154,433 shares issued from exercised warrants for a total of $184,730.
- 27,083 shares issued from employee exercised warrants at $1.00 per share.
- 52,334 shares issued to consultants for services rendered pursuant to a written agreement during this period recognizing a loss of $13,499 and a reduction of payables of $65,002.

During the year ended December 31, 2021, the Company recorded 660,100 shares of common stock to be issued at $1.50 per share under its Reg CF campaign and received aggregate gross proceeds of $936,725. These shares were issued in 2022.

During the year ended December 31, 2022, the Company recorded 1,070,969 shares of common stock issued under its Reg CF campaign for a value of $1,581,823, with 6% of the net proceeds held in escrow pending a required 6 months holding period for potential unknown liabilities. Included in this are the 660,100 to be issued shares as of December 31, 2021 for a value of $936,725. As of December 31, 2022, amounts held in escrow totaled $8,555. The Company incurred offering costs amounting to $180,201 related to its 2022 Reg CF campaign.

Warrants and Convertible Notes

As of December 31, 2022, 4,040,497 shares of common stock warrants were outstanding. The majority of common stock warrants were issued prior to 2019 totaling 4,441,252 as of year-end 2018. Total common stock warrants outstanding for year ends 2021 and 2022 were 4,416,594 and 4,040,497 respectively. Most warrants were issued at $1.00 per share or more. Changes in warrants between 2021 and 2022 result from 221,664 expired warrants, and 154,433 exercised warrants. No new warrants were issued in 2022.

	December 31, 2022		December 31, 2021	
	Warrants	Weighted Average Exercise Price	Warrants	Weighted Average Exercise Price
Outstanding - beginning of year	4,416,594		4,459,822	
Issued	0		16,350	$1.00
Exercised	(154,433)		-	
Expired	(221,664)		(59,578)	
Outstanding - end of year	4,040,497	$0.86	4,416,594	$0.89
Weighted average grant date fair value of warrants granted during year	N/A		$1.50	
Weighted average duration (years) to expiration of outstanding warrants at year-end	3.81		4.5	



Equity Incentive Plan (EIP) Stock Options

The Company has reserved 19,120,496 of its common stock pursuant to the 2018 Equity Incentive Plan. 5,275,496 EIP stock options are issued and outstanding as of December 31, 2022. Changes in EIP stock options between 2021 and 2022 are the result of the issuance of stock options for existing and new full-time employees as well as the forfeited and expired EIP options from former employees no longer with the Company. See Note 4.

Non-Controlling Interests

Company has owned a 62.87% controlling interest in Fish Transport Systems LLC throughout the reporting period. According to the sections 3.5 and 3.2 of the LLC Operating agreement, losses will be allocated first to the members with positive capital account balances (section 3.5). If the losses are greater than the total positive capital account balance, the excess losses will be allocated to all members based on their ownership interests (section 3.2). As a result, financial losses from the LLC were allocated to the non-controlling interest in the amount of $9,797 for 2021 and $25,957 for 2022. Cumulative losses in the non-controlling interest are $1,618,220 as of December 31, 2022.

NOTE 4: COMPANY EQUITY INCENTIVE PLAN

Stock Plan

The Company has adopted the 2018 Equity Incentive Plan (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The Plan was adopted as of June 15, 2018 with initial grants carried over from conversion of the Company's Employee Profit Interests Plan under its organization as a Limited Liability Company upon conversion to a 'C' Corp in 2018. Under the Plan, the number of shares authorized was 19,120,496. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan's inception. Shares remaining in the EIP pool and available for grant under the Plan amounted to 13,845,000 as of December 31, 2022.

Vesting generally occurs over a period of four years. A summary of information related to stock options for the year ending December 31, 2022 and December 31, 2021 is as follows:



	December 31,2022		December 31,2021	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	5,920,285		6,067,996	
Granted	280,000	$1.50	20,000	$1.00
Exercised	(27,083)		-	
Forfeited and Expired	(897,706)		(167,711)	
Outstanding - end of year	5,275,496	$0.81	5,920,285	$0.81
Exercisable at end of year	4,863,825	$0.77	5,032,880	$0.78
Weighted average grant date fair value of options granted during year	$0.73		$0.72	
Weighted average duration (years) to expiration of outstanding options at year-end	5.78		6.88	
Exercisable at year-end should only include vested amounts.				

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The Company has included a 50% discount on its valuation, due to "lack of marketability", bylaws, federal and state transfer restrictions, and no active secondary market for the Company's underlying common shares. The assumptions utilized for option grants during the year ended December 31, 2021 and 2022 are as follows:

	2022	2021
Risk Free Interest Rate	3%	2.50%
Expected Dividend Yield	0%	0%
Expected Volatility	60%	60%
Expected Life (years)	10	10
Fair Value per Stock Options	$1.50	$1.50

Stock-based compensation expense was recognized under FASB ASC 718 for the year ending December 31, 2022. Stock based compensation for 2021 and 2022 was $166,483 and $142,019 respectively. This expense was recorded under Salaries and Benefits. The amount of stock-based compensation to be recognized in the future is $134,316.



NOTE 5 - COMPANY DEBT

The Company has financial institution lines of credit outstanding as of December 31, 2021, and 2022. In addition to these lines of credit, the Company entered into a Government Contracts/Receivables Financing Agreement on August 30, 2022, establishing a $1 million revolving line of credit. These debts are fully utilized with an interest rate ranging from 3.25% to 12% with balances of $350,000 and $406,510 as of December 31, 2021, and 2022, respectively.

The Company also has federal agency loan instruments with the U.S. Small Business Administration (SBA) (COVID-19 Economic Injury Disaster Loan (EIDL)) and Export Import Bank, with interest rates ranging between 3.75% and 8% and maturity dates ranging from 5 to 30 years. A general UCC security interest on Company tangible property (but not on the intellectual property) is held by both the SBA and the Export Import Bank. On March 15, 2021, SBA announced extended deferment periods for all disaster loans, including the COVID-19 Economic Injury Disaster Loan (EIDL) program, until 2022. Starting the week of April 6, 2021, SBA has raised the loan limit for the COVID-19 EIDL program from 6-months of economic injury with a maximum loan amount of $150,000 to up to 24-months of economic injury with a maximum loan amount of $500,000. In 2022, the Company received an additional EIDL loan of $268,800 at 3.75% interest and 30-year term. After deferment period ended, the company began making its timely monthly payments starting December 2022.

Other than Related Party Transactions (See Note 9) and Convertible Notes there are unsecured private party loans in the amount of $133,333 and $100,000 as of December 31, 2021 and 2022, respectively. They have interest rates ranging between 3.5% and 10% and maturity dates of less than 1 year.

The Convertible Note balance is $553,136 as of December 31, 2021 and December 31, 2022. The amount of $553,136 consists of $325,000 unrelated party and $228,136 related party Convertible Notes with conversion price at $1.00 per share. All Notes have interest rates ranging between 6% and 10% and maturity dates of less than 1 year. No Notes converted into equity in 2021 and 2022.

Total Company Debt has increased by $991,481 from $4,288,612 at year end 2021 to $5,280,093 at year end 2022 including accrued interest. Interest expense for the year 2021 and 2022 were $236,971 and $251,338 respectively.

The minimum principal payment schedules each year for the next five years is as follows:



Principal Loan Obligations	2023	2024	2025	2026	2027	5+ Years
1	$48,000	$48,000	$196,856			
2	$407,250	$66,000	$66,000	$66,000	$66,000	$523,500
3	$0	$0	$6,935	$9,876	$10,253	$391,735
4	$197,000					
5	$100,000					
6	$187,856					
7	$76,045					
8	$589,417					
9	$25,000					
10	$76,045					
11	$108,333					
12	$17,250					
13	$250,000					
14	$100,000					
15	$20,583					
16	$537,126					
17	$56,510					
18	$41,331					
19	$122,459					
20	$300,000					
Total	$3,260,206	$114,000	$269,791	$75,876	$76,253	$915,235

NOTE 6 - LEASE OBLIGATIONS

The Company has adopted Accounting Standards Codification 842 (ASC 842) as of January 1, 2022. Operating leases are accounted for on the balance sheet within "Operating lease right-of-use-assets", and Lease Liabilities recognized in "Operating Lease Liabilities", current and non-current.

The Company leases from FiSC LLC a portion of the buildings for its manufacturing and office space at prices below market value. FiSC LLC is a related party for the Master Lease. Upon adoption of ASC 842, the lease and right of use asset was initially recognized at $170,948. As of December 31, 2022, the Company has lease obligations for operating lease with a total remaining commitment of $92,431. These lease obligations relate to office and manufacturing space leases. As of December 31, 2022, the Company has recognized right-of-use assets of $80,726 related to the lease in 2022 with a remaining balance of $90,222. The right-of-use assets were calculated based on the present value of lease payments over the lease term. The Company recognizes lease expense on a straight-line basis over the lease term and does not have any material variable lease payments or residual value guarantees. The Company did not have any finance leases as of December 31, 2022.

A summary of operating lease assets and liabilities as of December 31, 2022, are as follows:



Operating Lease	December 31, 2022
Operating lease right-of-use assets	$90,222
Total right-of-use assets	**$90,222**
Operating lease liabilities, current	$84,982
Operating lease liabilities, non-current	$7,449
Present Value of Lease liabilities	**$92,431**
Imputed Interest	**$1,385**

The Company's current lease terms for the operating lease ends January 31, 2024, with a renewal option. The 2-year renewal option will be extended if the Port first extends the Master Lease to FiSC LLC. The remaining term for the Company's operating lease as of December 31, 2022, is 1.1 years. The weighted average discount rate used to calculate the present value of lease payments for the Company's operating lease as of December 31, 2022, is 3%. In 2021 and 2022 the Company recognized $99,677 and $98,258 in rent expense, respectively. The future minimum lease payments required under the lease obligations having remaining non-cancelable lease terms in excess of one year at December 31, 2022, are as follows:

2023	2024
$86,367	$7,449

Monthly lease obligations under the agreement for the Company are base rent starting at $6,680 per month for a combined office and manufacturing space of 12,500 square feet, plus 12% of common area operating costs, including excise tax, subject to actual expenses. This base rent is below market rates. Deferred rent owed at year end 2021 and 2022 is $430,518 and $537,143, respectively, of those amounts, the Company subsidiary deferred rent is $212,975. The Company took over the lease in 2021 so the subsidiary had no additional deferred rent in 2022. The deferred rent is recorded under the Accounts Payable.

In January 2022, the company received a 90-day notice of 4.1% base rent increase starting May 2022 at $6,953.88 per month. The base rent for the Company is contractually escalated at 3.5% each calendar year.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition, or results of operations. There are currently no known existing or pending legal proceedings against the Company.

Our 2022 business plans were significantly impacted by the COVID-19 outbreak manifesting itself mostly by delays in projects and grants and the closure of the Candain market for half the calendar year. Continued vaccine success, infrastructure stimulus, clean energy policies and programs (IRA), monetary policies, inflation and travel restrictions may have a material impact on the Company's financials in the subsequent months and years.



NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, accounting standards will have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will evaluate and adopt those that are applicable under the circumstances.

NOTE 9: RELATED PARTY TRANSACTIONS

As of the year ended December 31, 2022, the Company has loans outstanding from related parties totaling $3,537,658 including accrued interest. All such loans mature between June 2023 and February 2029. Interest rates range from a low of 3.5% to a high of 12%. These loans were originally bridging loans during past capital raises, working capital and/or project financing for demonstration projects.

In 2022, the Company borrowed $1,054,688 in eleven separate transactions from six different related parties (the "Related Party Loans"). Interest rates on these Related Party Loans range from 8% to 9%, each maturing on or before October 31, 2023. During the year the Company extended the maturity dates of twenty-five promissory notes with seven different related parties (the "Extended Loans"). The new maturity dates of the Extended Loans are between July 31, 2023 to January 1, 2024, and the aggregate loan amount is $1,656,103.

The outstanding payable balance owed by Whooshh to FiSC LLC is $213,358 and $318,542 (net of A/R) as of December 31, 2021 and 2022, respectively.   The Company subsidiary outstanding payable balance to the same LLC is $212,975 as of December 31, 2021 and 2022. These payables are the lease obligations referenced in Note 6. FiSC LLC is a related entity formed by three Board members as a management company for a Master Lease. The Company leases a portion of the buildings for its office and manufacturing space at below market rates.

Potential Acquisition of Minority Investor Holdings in Subsidiary

On June 30, 2019, the Company entered into a Letter of Intent to acquire all Class A Units of its subsidiary, a Washington State Limited Liability Company ("FTS"), from another Washington State Limited Liability Company, for an agreed cash amount of $2,662,067. The purchased Units will represent the balance of the non-controlling interest. When added to the Company's Class A Units of FTS, the Company will own 100% of the subsidiary. The Letter of Intent is non-binding and has no automatic expiration date. The Company would expect the terms to be renegotiated in any definitive agreement.

NOTE 10: INCOME TAX

The Company is subject to taxation in the United States and Washington state jurisdictions. It accounts for income taxes under the asset and liability approach. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

As of December 31, 2021, the Company has federal operating loss carryforwards available to offset future taxable income of approximately $6,758,687. These carryforwards will begin to expire in the year ending December 31, 2039. The federal net operating loss carryforward generated in 2019 and 2020 does not expire and will carry forward indefinitely. On March 27, 2020, the Coronavirus Aid, Relief, and Economic



Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits NOL carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. The Company uses the US federal corporate tax rate of 21% and does not anticipate any income tax liability for tax year 2023.

The Company's deferred tax asset consists primarily of carryforward net operating losses (NOLs) and the excess of depreciation of intangibles for financial reporting over the tax basis. The Company believes that, at this time, it is more likely than not that the benefit of the NOLs will be realized. As of December 31, 2021 and 2022, the Company had approximately $2,412,330 and $2,868,622 in deferred tax assets (DTAs), respectively. These DTAs include approximately $1,879,250, related to net operating loss carryforwards that can be used to offset taxable income in future periods and reduce the Company's income taxes payable in those future periods. Another significant component of the Company's DTAs is the excess of depreciation of Intangibles for financial reporting over the tax basis in the amount of $549,417 and $500,392 as of December 31, 2021 and 2022, respectively.

Employee Retention Tax Credits ("ERTC")

The Company is eligible for Employee Retention Tax Credit ("ERTC") under the "CARES" Act" of 2020, as modified by the Consolidated Appropriations Act of 2021 and the American Rescue Plan Act of 2021.

In 2022, the Company filed for a tax credit totaling $483,300 through the ERTC for the quarters ended June 30, 2020, September 30, 2020, December 31, 2020, March 31, 2021, June 30, 2021, and September 30, 2021. The $483,300 credit and its related interest of $11,205 has been received and recognized as "Other Income" in the Income Statement for the year ended December 31, 2022.

Valuation Allowance and Risks and Uncertainties

The Company provided a valuation allowance to fully reserve its net operating loss carryforwards and other items giving rise to deferred tax assets, primarily as a result of anticipated net losses for income tax purposes. It assessed the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. The amount of the deferred tax asset is considered realizable, however, could be adjusted year over year beginning tax year 2021 if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as the Company's projections for growth.

A valuation allowance of $1,195,617 and $1,696,916 were recorded as of December 31, 2021 and 2022, respectively against the net deferred tax assets and deferred tax liabilities. The deferred tax liabilities as of 2021 and 2022 are, $1,449,720 and $1,407,201 respectively. The deferred tax liabilities primarily include the excess of the amount for financial reporting ($294,581 in 2021 and $210,784 in 2022) over the tax basis of the Company's property, plant, and equipment, and $1,155,139 in 2021 and $1,177,470 in 2022, respectively, in investment in its subsidiary, Fish Transport Systems, LLC. These intercompany expenses have created an accelerated deductibility for tax purposes, and related deferred tax liability in the Company's financial statements. The net deferred tax expense and liabilities as of December 31, 2021 is estimated at $223,007, and $235,495 in 2022.

For financial reporting purposes, income tax expense includes the following components:


Income Tax Expense		
The components of income tax expense (benefit) were as follows:		
	2022	**2021**
Current tax		
U.S. federal and state	0	0
Total current tax	0	0
Deferred tax		
U.S. federal and state	0	223,007
Total deferred tax	0	223,007
Income tax expense (benefit)	0	223,007
	0	223,007

The components of deferred taxes are as follows:

Deferred Taxes and Valuation Allowances		
The components of our net deferred tax assets at the reported balance sheet dates are as follows:		
	2022	**2021**
Deferred tax assets related to:		
Net Operating Loss Carryforward	1,879,267	1,456,811
Tax Credit Carryforward	105,112	105,753
Reserves and Accruals	30,933	11,180
Intangibles (book depreciation in excess)	500,392	549,417
Stock Compensation	274,322	289,170
Property Plant & Equipment (book depreciation in excess)		
Capitalized Research Costs	59,185	0
Lease Liability	19,410	0
Total deferred tax assets	2,868,622	2,412,330
Deferred tax liabilities related to:		
Property plant & equipment (tax depreciation in excess)	(210,784)	(294,581)
Investment in Fish Transport Systems, LLC	(1,177,470)	(1,155,139)
Right of Use Asset	(18,947)	0
Total deferred tax liabilities	(1,407,201)	(1,449,720)
Total net deferred taxes	1,461,421	962,611
Less deferred tax assets valuation allowance	(1,694,428)	(1,195,617)
Net deferred tax liabilities	(233,007)	(233,007)


NOTE 11: GOING CONCERN

Our financial statements were prepared on a "going concern" basis. Certain matters, as described herein and the accompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. Our ability to continue operations has been and continues to be dependent upon our ability to generate sufficient cash flows from operations to meet our obligations and/or to obtain additional capital financing to grow and scale the company products. During 2023, management plans to continue to streamline operations by using outside contractors and or software subscriptions and artificial intelligence tools, develop a robust sales pipeline including by small business no-bid government contracts and Grant funding, and to fund its operations with capital from its Regulation Crowdfunding campaign, other SAFE securities offerings, warrant exercises, investments, additional, refinanced or modified loans, and improved revenue outlook. The Company could also reduce its cash burn by reducing employee cash bonuses and temporarily reduce headcount to preserve capital, to align costs and revenue. There are no assurances, however, that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce near-term scope of its planned development and operations, which could delay implementation of the Company's business plan and harm its business, financial condition, and operating results. The balance sheets do not include any adjustments that might result from these uncertainties.

NOTE 12: SUBSEQUENT EVENTS

Management's Evaluation

On February 27, 2023 the Company entered into a LOI to acquire some or all of the assets of a privately held environmental consulting and fish tag purveyor. The LOI is subject to due diligence contingencies and a definitive agreement may result on or before year end 2023. The LOI contemplates the acquisition will result in the issuance of Company options or shares in consideration of the acquisition.
In February 2023, the Company entered into a transaction with a Board member for the acquisition of 272,820 shares of Company common stock, and 136,410 warrants, for $654,000 provided the Company use all such funds to pay down the balance of a related party note, dated February 13, 2019 and thereby reducing the Company's liabilities by the same amount.

In a Unanimous Written Consent on March 27, 2023, the Company Board authorized the Company to make a security offering under a "simplified agreement for future equity" (SAFE) to accredited investors under the standard terms of the Y Combinator MFN SAFE template to bridge to a potential future equity event, reduce Company debt and increase its Cash reserves in light of a shifting bank and lending environment resulting from the fallout of certain bank failures and inflation more generally. The Board did not set any limit on the number or amount of SAFE's authorized thereunder. Pursuant to advice from legal counsel, the Company reached agreement with five outstanding Convertible Note holders to exchange their existing Convertible Notes, with accrued interest to the approved SAFE, effective on or about April 18, 2023. The total dollar value of the Convertible Notes with accrued interest to be exchanged for the SAFE's is $598,350, thereby reducing the Company's liabilities by the same amount.   In addition, the Company has secured the commitment of another $324,000 as of April 27, 2023 from accredited investors under the SAFE offering.

As of the closing on March 27, 2023 the Company has added 51 additional Crowdfunding shareholders



totaling 47,336 shares issued at $3.00 per share, with $123,111 committed. In addition, the Company also issued 2,000 shares related to an AP settlement.

Management has evaluated subsequent events through April 27, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

CERTIFICATION

I, Vincent Bryan III, Principal Executive Officer of Whooshh Innovations Inc., hereby certify that the financial statements of Whooshh Innovations Inc. included in this Report are true and complete in all material respects.

Vincent Bryan III

CEO